SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Notice to the Market” dated on September 13, 2011.

NOTICE TO THE MARKET

The Managements of Vivo Participações S.A. (“Vivo Part.”) and of Telecomunicações de São Paulo S.A. –Telesp ("Telesp") (jointly referred to as “Companies”), hereby inform to the market that at meetings of their respective Boards of Directors held at this date, they accepted the resignation of Mr. Luis Miguel Gilpérez López from the office of General and Executive Officer, to which he had been appointed in Telesp and elected in Vivo Part. at the respective meetings of their Boards of Directors held on May 10, 2011, as well as they elected Mr. Paulo César Pereira Teixeira to occupy the office of General and Executive Officer in both Companies. The General and Executive Officer shall refer himself to the Chief Executive Officer of the Company. The Individual Business and Corporate Business Units shall be converted into Executive Committee Offices.

Mr. Luis Miguel Gilpérez López shall hereinafter work for Telefónica, in Spain.

Further information about the referred changes in the members of the Executive Committee may be obtained from www.cvm.gov.br , the webpage of the Brazilian Securities and Exchange Commission (“Comissão de Valores Mobiliários”) and from the Companies’ respective websites.

São Paulo, September 13, 2011

Gilmar Roberto Pereira Camurra

Investor Relations Officer of Telecomunicações de São Paulo S.A. –Telesp and of Vivo Participações S.A.

TELESP – Investor Relations
Tel: +55 11 3549 7200

     Email: ri.telefonicabr@telefonica.com.br Information available at: www.telefonica.com.br/investidores

VIVO – Investor Relations
Tel: +55 11 7420-1172
Email: ri@vivo.com.br
Information available at: www.vivo.com.br/ir

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 14, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director